Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURIEIS EXCHANGE ACT OF 1934

As of February 24, 2020, Gaia Inc. (“Gaia” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class A common stock. The following is a description of the rights of our Class A common stock and related provisions of our Amended and Restated Articles of Incorporation, as amended and Amended and Restated Bylaws (collectively, our “Organizational Documents”). This description is qualified in its entirety by, and should be read in conjunction with, our Organizational Documents.

Authorized Capital Stock

The authorized capital stock of Gaia is 250,000,000 shares, consisting of 150,000,000 shares of Class A common stock, par value $.0001 per share, 50,000,000 shares of Class B common stock, par value $.0001 per share, and 50,000,000 shares of preferred stock, par value $.0001 per share. The outstanding shares of our Class A common stock and Class B common stock are fully paid and nonassessable.

The shares of Class B common stock are convertible one-for-one into shares of Class A common stock, at the option of the holder of the shares of Class B common stock and may not be transferred unless converted into shares of Class A common stock (other than certain transfers to affiliates and family members).

The preferred stock may be issued from time to time in one or more series or classes with designations, preferences, limitations and relative rights determined by our board of directors without any vote or action by our shareholders, although the board may not issue voting preferred stock without the consent or approval of a majority of the Class B common stock.

Voting Rights

Each holder of shares of Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Each share of Class B common stock is entitled to ten votes on all matters submitted to a vote of shareholders. There are no cumulative voting rights. Except as otherwise provided by law or in our Organizational Documents, all holders of shares of Class A common stock and shares of Class B common stock vote as a single group on all matters that are submitted to the shareholders for a vote. Accordingly, holders of a majority of the votes of the shares of Class A common stock and shares of Class B common stock entitled to vote in any election of directors may elect all of the directors who stand for election. Shareholders may consent to an action in writing, without a meeting, if the action is approved by shareholders holding shares having the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all of the shares entitled to vote thereon are present and voted.

Dividend Rights

Shares of Class A common stock and shares of Class B common stock are entitled to equal dividends if declared by our board of directors out of legally available funds.

Rights upon Liquidation

In the event of a liquidation, dissolution or winding up of Gaia, holders of shares of Class A common stock and shares of Class B common stock would be entitled to share ratably in our assets remaining after the payment of all of our debts and other liabilities.

No Preemptive or Similar Rights

Holders of shares of Class A common stock and shares of Class B common stock have no preemptive, subscription or redemption rights, and there are no redemption or sinking fund provisions applicable to the shares of Class A common stock and Class B common stock.

Listing

The Class A common stock is traded on The Nasdaq Global Market under the symbol GAIA.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of Class A common stock is Broadridge Corporate Issuer Solutions.